UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Signs a USD 1.5 Billion Contract with Aldus Aviation for up to 35 E-Jets

São José dos Campos – Brazil, January 17, 2013 – Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) has signed a contract with Aldus Aviation Limited, the Irish lessor, for the sale of 20 E-Jets, five EMBRAER 175 aircraft and 15 EMBRAER 190 aircraft. The contract also includes 15 purchase rights for any E-Jet family model. The deal could reach a total of USD 1.56 billion. The firm orders are already included in Embraer’s 2012 fourth quarter backlog, where they were listed under an “undisclosed” customer.

“This deal with Aldus Aviation, who uniquely has an exclusively 100% Embraer fleet, confirms the value of the E-Jets as an excellent financial asset for leasing and financing companies,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “It is exciting to count on Aldus to offer airline companies lease opportunities. Aldus has been a successful partner for Embraer, placing aircraft throughout Europe, the Middle East, Australasia and Central and South America, and this order will allow for new market opportunities to be developed together.”

“The order is a culmination of many years of successful cooperation with Embraer in developing a leasing market for the E-Jet family,” said Stephen Gorman, Chief Executive of Aldus Aviation. “We view the E-Jet family as a key product, not only for Aldus, but for airlines seeking to provide a quality flying experience for passengers and generate profits in a challenging airline market. Several significant opportunities are available and we believe that Embraer E-Jets will be increasingly central to fleet planning in many airlines.”

Since 2004, Embraer has delivered over 900 E-Jets. Currently, 63 airlines in 43 countries choose this versatile family of four aircraft, from 70 to 120 seats. Embraer customers operate the E-Jets in a variety of business models, including network carriers, charter operators and low cost and regional airlines.

E-Jets have established new standards in ergonomics, operational efficiency and economics in the 70 to 120-seat jet category with unique features, such as fly-by-wire technology, which enhances flying characteristics and reduces pilot workload. E-Jets have been successful at assisting airline companies to adjust capacity to demand, replacing old and inefficient aircraft and developing new markets with lower costs, greater efficiency and superior passenger appeal.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

About Aldus Aviation

Aldus Aviation Limited is an Irish based international leasing company focused on the ownership and leasing of Embraer’s E-Jet (70-120 seat) family of aircraft. Aldus Aviation Limited manages aircraft on behalf of Aldus Aviation Fund Limited and as of December 31, 2012, the group had 21 owned Embraer 170/190/195 aircraft deployed in Europe, the Middle East, Australasia, and Central and South America. The Company acquired its first Embraer aircraft in 2008. The Company is managed by a team of experienced industry professionals and is headquartered in Ireland and has representative offices in the UK, the USA and South Africa. For more information, please visit http://www.aldusaviation.com.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer